Exhibit 99.1

Media Contacts:
Sharon Ginga, Director of Corporate Communications, Optibase, Ltd.
011-972-9-9709-255
sharong@optibase.com

Investor Relations Contact:
Lee Roth, KCSA for Optibase
+1-212-896-1209
lroth@kcsa.com

OPTIBASE PROVIDES IPTV SOLUTION TO VCOM & CHINA NETCOM

IPTV services to over 300 thousand subscribers

HERZLIYA, Israel, September 8, 2006 – Optibase, Ltd. (NASDAQ:OBAS), a leading provider of advanced digital video solutions, today announced that it will provide its advanced video technologies to VCOM and China NetCom, IPTV providers of rural informatization to Henan province.

Zhengzhou VCOM Electronic Technology Limited Company, a leading professional IPTV system and terminal provider, content integrator and operator, is partnering with China NetCom in Henan and intends to expand their application to an additional nine provinces in northern China.

Optibase technology will be used to stream live and pre-recorded, encoded MPEG-2 satellite feeds into the video servers, which VCOM will distribute to subscribers over NetCom’s xDSL platform.

Mr. Jia Xiaobo, president of VCOM, said, “VCOM selected Optibase as our long-term partner because Optibase provides professional quality and high stability products, outstanding support and service, in a cost-effective package, strengthening VCOM’s position as a major IPTV solution provider in the Chinese market.” He continued, “Optibase is playing an integral role in distributing VCOM’s cost-effective IPTV application in some of China’s key regions, helping VCOM to reach nearly 300 thousand IPTV subscribers.”

Yossi Aloni, vice president of marketing at Optibase, said, “VCOM is a leading IPTV brand in China, and we are delighted to provide the superior quality products and service for which Optibase is known. China is the largest potential IPTV market around the world, and we look forward to a lasting partnership with VCOM.”

About VCOM

        Zhengzhou VCOM Electronic Technology Limited Company is a high technology private firm that was established in September 1999. Experiencing seven years’ rapid development, it has become a leading professional IPTV system and terminal provider, content integrator and operator. VCOM creatively applies various operational models in the IPTV field and provides telecom operators and terminal customers with series products and service throughout the whole IPTV industrial chain. For further information, please visit http://www.zzvcom.com/english .

About Optibase

        Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video. Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television. Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in Japan, China, India and Singapore. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners. For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video in general and the infancy of the IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.